January 13, 2006

VIA EDGAR AND HAND DELIVERY

Todd K. Schiffman

Assistant Director U.S. Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, NW

Washington, DC 20549

Re:	Lake Shore Bancorp, Inc.
Form S-1, filed November 4, 2005
File Number 333-129439

Dear Mr. Schiffman:

This letter is submitted on behalf of Lake Shore Savings and Loan Association (the “Bank”) in reference to the Registration Statement on Form S-1, File No. 333-129439 (the “Registration Statement”), filed by Lake Shore Bancorp, Inc. (the “Company”) on November 4, 2005 and in response to the letter dated December 2, 2005 from the staff of the Securities and Exchange Commission transmitting their comments to the above referenced filing and requesting supplemental information.

A blacklined version of the prospectus showing the changes made in response to your comments is attached. Formal amendments to the Registration Statement have been filed via EDGAR. Your specific comments are set forth verbatim below, followed by the Bank’s response.

Todd K. Schiffman
U.S. Securities and Exchange Commission
January 13, 2006	Page 2.

The Lake Shore Charitable Foundation, page 6

1.	Please quantify your “long-standing commitment” to your local communities or otherwise support this statement.

The prospectus has been revised to include a paragraph that quantifies and provides support for the statement regarding the Bank’s long-standing commitment to its local communities. Please see page 6 of the prospectus (page 7 of the blacklined version).

2.	Describe the expected dollar amount and type of distributions you plan to make from the foundation and disclose whether you plan to make further contributions to the foundation in the future.

Disclosure has been added to the prospectus to describe the expected dollar amount and types of distributions the Company plans to make from the foundation. The prospectus has also been revised to disclose that at this time there are no plans to make additional contributions to the foundation in the future, but that the Company will review this issue from time to time. Please see page 6 of the prospectus (page 7 of the blacklined version).

Description of the Reorganization, page 7

3.	The organizational diagrams on page 7 do not seem to print out on the EDGAR system. Please be sure they are available to EDGAR system users.

We will ensure that the organizational diagrams will print and are available to EDGAR users.

How we determined the offering range…, page 9

4.	Please better describe the peer group referenced in the third paragraph on page 10. In particular, if correct, explain that all of these companies are currently in the same form of public ownership as Lake Shore will be after the offering. While we note your reference to mutual holding company status the significance of this may not be clear to your readers.

The following disclosure has been added to the prospects on page 11 (page 12 of the blacklined version) to better describe the peer group and to explain that these companies are currently in the same form of public ownership as the Company will be after the offering:

“As mutual holding companies, the peer group is comprised of companies that operate under the same form of public ownership as Lake Shore Bancorp will be operating after the offering. Under the mutual holding company form of ownership, the majority of the common stock outstanding is owned by the mutual holding company and the remaining shares, which constitute a minority of the common stock, are owned by the public stockholders.”

Todd K. Schiffman
U.S. Securities and Exchange Commission
January 13, 2006	Page 3.

How we intend to Use the Proceeds…, page 21

5.	We note the difficult economic environment in which your company operates. If it may take a significant amount of time for you to apply the offering proceeds to your best advantage, for example, as a result of limited borrower demand, this situation and its consequences need to be carefully discussed in the filing. Consider the need for related disclosure both here, as a possible risk factor and in your MD&A liquidity section.

Language has been added to the “How We Intend to Use the Proceeds We Raise From this Offering” section of the summary and to the “How We Intend to Use the Proceeds From the Offering” section of the prospectus to disclose the fact that it may take a significant amount of time for the Company to apply the offering proceeds due to the difficult economic environment of its market area. Language has also been added to disclose that if this situation occurs, the Company intends to apply the proceeds to investment securities of the type allowed by its investment policy. Related disclosure has also been added to the risk factor entitled “After The Offering, Our Return On Equity Will Be Low Compared To Other Companies. This Could Hurt The Price Of Your Common Stock.” and to the “Liquidity” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” See pages 25, 29 and 32 of the prospectus (pages 24, 28 and 37 of the blacklined version).

We have Opened New Branches…, page 23

6.	Please revise this heading to state the risk involved.

This heading of this risk factor has been revised to state “We Have Recently Opened New Branches And Expect To Open Additional New Branches In The Near Future. Opening New Branches Reduces Our Short-Term Profitability Due To One-time Fixed Expenses Coupled With Low Levels Of Income Earned By The Branches Until Their Customer Bases Are Built.”

Our Loan Portfolio Includes Loans with…, page 23

7.	Indicate any specific problem in this risk area with which you are aware or state that you do not know of any. Be sure that this same principal is also applied to each of your other risk factors. For example, at Low Demand for Real Estate Loans…, page 24, specifically reflect the situation described in the MD&A section where you compare 2004 and 2003 results. You say there that “lending opportunities” have decreased. Provide quantification where available.

A sentence has been added to the risk factor entitled “Our Loan Portfolio Includes Loans With A Higher Risk Of Loss” which reads as follows: “At this time, however, there is no downturn in the local economy or real estate market and we are not aware of any adverse effects in property values or business declines as a result of the local economy.” Please see page 24 of the prospectus (page 26 of the blacklined version).

A sentence has been added to the risk factor entitled “Low Demand For Real Estate Loans May Lower Our Profitability” which reads as follows: “For example, customer demand for loans secured

Todd K. Schiffman
U.S. Securities and Exchange Commission
January 13, 2006	Page 4.

by real estate has decreased in our market area as a result of interest rate increases during 2004 and 2005.” Please see page 25 of the prospectus (page 27 of the blacklined version).

A Breach of Information Security Could…, page 24

8.	A number of your risk factors, such as this one, do not seem to represent the type of unusual risk described in Item 503(c) of regulation S-K. Either explain how these risks are specific to your company or consider deleting them so that the reader can focus on the most important risks. Note, for example, the first risk factor on page 25, the first two on page 26, the first on page 27 and the first, third and last on page 28.

The following risk factors have been deleted from the prospectus:

•	“A Breach Of Information Security Could Negatively Affect Our Business.”

•	“If We Fail To Maintain An Effective System Of Internal Controls, We May Not Be Able To Accurately Report Our Financial Results Or Prevent Fraud. As A Result, Current And Potential Stockholders Could Lose Confidence In Our Financial Reporting, Which Would Harm Our Business.”

•	“In The Future We May Issue Additional Shares Of Common Stock Or Securities Convertible Into Common Stock To Raise Additional Capital. If We Are Able To Sell Such Shares, They May Be Issued At A Price That Dilutes The Book Value Of Shares Outstanding At That Time.”

•	“Stock Market Volatility May Affect The Price Of Your Common Stock.”

•	“We Operate In A Highly Regulated Environment And We May Be Adversely Affected By Changes In Laws and Regulations.”

•	“Recession And World Events Could Affect Our Earnings.”

The risk factor entitled “Changes In Interest Rates Could Adversely Affect Our Results Of Operations And Financial Condition” has been revised to more fully explain how it is specific to the Company’s business.

The Company does not believe that the risk factor entitled “Our Certificate Of Incorporation, Bylaws and Certain Laws And Regulations May Prevent Transactions You Might Favor, Including A Sale Or Merger Of Lake Shore Bancorp” is generic. This risk factor relates specifically to the Company’s bylaws and certificate of incorporation and the provisions contained therein. The risk factor also relates to regulations that apply only to business entities regulated by the Office of Thrift Supervision. While these bylaw and certificate of incorporation provisions may be found in the corporate documents of other companies, and while the laws and regulations apply to certain other companies in the banking industry, they are by no means uniform.

Todd K. Schiffman
U.S. Securities and Exchange Commission
January 13, 2006	Page 5.

Market Area, page 52

9.	Here and in the summary please better describe the economics of your operating area for a reader who is not familiar with it. We note in particular the information beginning at Market Area Demographics, page 2.1, of the valuation report which needs to be reflected in the prospectus. Consider providing population and income figures for your market area and compare them to comparable state and national figures.

Disclosure has been added to the summary and to the section of the prospectus entitled “Business of Lake Shore Savings Bank – Market Area” to more fully describe the economics of the area in which the Company operates. Please see pages 7 and 64 of the prospectus (pages 8 and 73 of the blacklined version).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Off-Balance Sheet Arrangements, page 59

10.	Please revise your section regarding off-balance sheet arrangements to include discussion of the commitments to grant loans and unfunded commitments under lines of credit. Refer to Regulation S-K Item 303(4).

The “Off-Balance Sheet Arrangements” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been revised to disclose that the Bank does not have any off-balance sheet arrangements, other than loan commitments, that have or are reasonably likely to have a current or future effect on the Bank’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors. A cross reference to Note 14 to the Bank’s financial statements for a summary of loan commitments at September 30, 2005 has also been added to this section. Please see page 61 of the prospectus (page 71 of the blacklined version).

Todd K. Schiffman
U.S. Securities and Exchange Commission
January 13, 2006	Page 6.

Business of Lake Shore Savings Bank Allowance for Loan Losses, page 76

11.	Please revise your discussion of the allowance to clearly describe the details of your methodology for determining the allowance. The description of your methodology should be presented to clearly explain your determination of each element (i.e., specific, general, unallocated) of the allowance, including, but not limited to the following:

•	a full description of each element of the allowance;

•	which loans were evaluated specifically versus as a group;

•	how you determine the loss factors applied to graded loans in order to develop a general allowance; and

•	risk factors considered in establishing each element of the allowance.

The discussion of the Bank’s allowance for loan losses in the prospectus has been revised to clearly describe the details of the Bank’s methodology for determining the allowance. See page 76 of the prospectus (page 86 of the blacklined version).

12.	Please also disclose the specific facts and circumstances that result in such a significant portion of your allowance being attributable to the unallocated component. Your discussion should address how the unallocated portion of your allowance is consistent with considerations such as your historical charge-offs and delinquency statistics. Please also carefully review the relevant instructions related to this presentation in Item IV.B of Guide III.

The discussion of the Bank’s allowance for loan losses in the prospectus has also been revised to disclose the specific facts and circumstances that result in a significant portion of the Bank’s allowance being attributable to the unallocated portion and to address how the unallocated portion is consistent with considerations such as the Bank’s historical charge-offs and delinquency statistics. See page 76 of the prospectus (page 86 of the blacklined version).

Borrowings, page 83

13.	Please revise include the disclosures prescribed by Item VII of Guide III for each of the last three fiscal years, and also revise Note 8 to the financial statements as necessary. Refer to Guide 3 general instruction (a).

The “Borrowings” section has been revised to include the disclosures prescribed by Item VII of Guide III for each of the last three fiscal years. Note 8 to the Bank’s financial statement has also been revised to include such disclosures. See pages 91 and F-22 of the prospectus (page 100 of the blacklined version).

Todd K. Schiffman
U.S. Securities and Exchange Commission
January 13, 2006	Page 7.

Tax Aspects, page 126

14.	In the third paragraph on page 127 and in exhibit 8.1 please delete the reference to “certain” tax consequences. Clarify that the opinion addresses all of the material federal income tax consequences.

The reference to “certain” tax consequences has been deleted and replaced with a reference to “all of the material federal income tax consequences.”

Financial Statements for the Six Months Ended June 30, 2005 and for the Years Ended December 31, 2004 and 2005

Financial Statements Footnotes, page F-8

15.	Please include a footnote detailing the current employment contractual arrangements you refer to on page 102.

A note has been added to the financial statements detailing the employment contractual arrangements that will be in effect upon completion of the reorganization and offering. Please note that such contractual arrangements are not currently in effect. Please see page F-33 of the prospectus.

Note 3 – Investment Securities, page F-16

16.	Please revise your disclosure regarding impairments of available-for-sale securities to include a discussion of management’s intended period for holding securities in an unrealized loss position. Please also address the credit risk factors considered in your determination that the unrealized losses are not other-than-temporary in your response letter and revised amendment, as applicable. To the extent relevant and material, please discuss the types of issuers for this group and categorization of securities and how this contributed to your other-than-temporary determination and your intended period for holding securities with an unrealized loss position.

The disclosure contained in Note 3 to the Bank’s financial statements regarding impairments of available-for-sale securities has been revised to (i) include a discussion of management’s intended period for holding securities in an unrealized loss position, (ii) address the credit risk factors considered in the Bank’s determination that the unrealized losses are not other-than-temporary, and (iii) discuss the types of issuers for this group and categorization of securities and how this contributed to the Bank’s other-than-temporary determination and its intended period for holding securities with an unrealized loss position.

Todd K. Schiffman
U.S. Securities and Exchange Commission
January 13, 2006	Page 8.

Note 4 – Loans Receivable, page F-18

17.	We note your determination that no valuation allowance should be recorded for impaired loans. Please revise your footnote textual portion to fully explain why no valuation allowance was necessary for impaired loans considering the guidance provided by FAS 114 and FAS 118, or revise the disclosures as necessary. Please also consider the need to revise other ancillary relevant portions of the document depending on how you revise your next amendment and respond to this comment.

Note 4 to the financial statements has been revised to include a table which shows that the Bank did have impaired loans with a valuation allowance during the years ended 2002 and 2003. As shown on the table, the Bank did not have any impaired loans with a valuation allowance for the nine months ended September 30, 2005 or for the year ended December 31, 2004. Please see page F-18 of the prospectus.

18.	Please also revise your footnotes to include all disclosures regarding impaired loans required by paragraph 20 of FAS 114, as amended by FAS 118.

Note 4 to the Bank’s financial statements has also been revised to include all disclosures regarding impaired loans required by paragraph 20 of FAS 114, as amended by FAS 118. Please see page F-18 of the prospectus.

Note 9 – Lease Obligations, page F-23

19.	Please revise to include the accumulated amortization on capital leases for all reported periods.

Note 9 to the Bank’s financial statements has been revised to include the accumulated amortization on capital leases for all reported periods.

Exhibits 5.1 and 8.1

20.	Prior to effectiveness you will need to file opinions, rather than forms of opinions.

We note that opinions, rather than forms of opinions, will need to be filed prior to the effective of the Registration Statement.

General Accounting Comments

21.	Please note the updating requirements of Item 3-12 of Regulation S-X.

The prospectus has been revised to include September 30, 2005 unaudited interim financial statements and related financial information.

22.	Please file updated consents for all audited financial statements included in your next filing.

Updated consents have for all audited financial statements have been filed as exhibits to Amendment No. 1 to the Registration Statement.

*            *            *

Todd K. Schiffman
U.S. Securities and Exchange Commission
January 13, 2006	Page 9.

The Company believes that these responses and revisions to the Registration Statement are fully responsive to your comments and looks forward to a prompt review of this submission.

Please date stamp the enclosed acknowledgment copy and return it in the self-addressed stamped envelope provided.

If you have any questions, please contact me at (202) 626-5643 or Michael Seaman at (202) 626-5634.

Very truly yours,

THACHER PROFFITT & WOOD LLP

/s/ V. Gerard Comizio
V. Gerard Comizio

cc:	David C. Mancuso

President, Lake Shore Savings and Loan Association